O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

July 21, 2017

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Real Goods Solar, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2017 by Iroquois Master Fund Ltd., Iroquois Capital
Investment Group LLC, Iroquois Capital Management, LLC, Richard Abbe
and Kimberly Page
File No. 001-34044

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 20, 2017 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with our client, Iroquois Master Fund, Ltd. (together with the other participants in the solicitation, “Iroquois”), and provide the following responses on Iroquois’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Solicitation Statement.

General

1.	We note the following statement on page 1 of the proxy statement: “As of the date hereof, the members of the Iroquois Capital Group collectively own approximately 4.99% of the outstanding shares of Common Stock of the Company (the “Iroquois Capital Group Shares”).” However, the 4.99% appears to include shares underlying unexercised warrants. Please clarify the amount of shares outstanding owned by the Participants as distinguished from the amount of shares beneficially owned by the Participants. Please ensure that your response explains the additional shares referenced on page 13 under the heading “Additional Participant Information.”

Iroquois acknowledges the Staff’s comment and has revised the Solicitation Statement to further clarify the nature of Iroquois’ beneficial ownership. See pages 1 and 13 of the Solicitation Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July [21], 2017

Quorum; Broker Non-Votes; Discretionary Voting, page 11

2.	It appears that due to the contested nature of the director election, brokers will only be able to vote on any proposal at the annual meeting if the beneficial owner has instructed it how to vote. Accordingly, please delete the language suggesting that brokers may vote on the ratification of the public accounting firm, or advise.

Iroquois acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. See page 11 of the Solicitation Statement.

3.	We note your reference to a proposal “to approve the non-binding advisory resolution on executive compensation.” There does not appear to be such a proposal being presented for shareholder consideration at the Annual Meeting. Accordingly, please delete this reference.

Iroquois acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. See page 11 of the Solicitation Statement.

Proxy Card

4.	With respect to Proposal 1, please revise the card to match the company card that reflects a plurality vote. Specifically, replace “Against” everywhere in the proxy statement and card with the option to “Withhold All” and delete the option to “Abstain.” Additionally, replace the option to vote “For All Nominees Except” with the option to “Withhold All Except” in order to comply with the bona fide nominee rule in Exchange Act Rule 14a- 4(d).

Iroquois acknowledges the Staff’s comment and has revised the Solicitation Statement and Proxy Card accordingly.

* * * * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advise as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Richard Abbe Iroquois Master Fund, Ltd.